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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                            --------------------

                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                            --------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
                        ---------------------------

                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------


                                 90864010 5
                   (CUSIP Number of Class of Securities)
                        ---------------------------


                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
       (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------


                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp.
(the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment No. 1 filed on May 12, 1998 (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

(d) On May 18, 1998, ARCO and the Purchaser commenced a cash tender offer (the "Preferred Offer") for any and all outstanding shares of 7.14% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company at a purchase price of $122.00 per share of Series A Preferred Stock. The Preferred Offer is conditioned upon, among other things, the consummation by the Purchaser of the Offer. The initial expiration date of the Preferred Offer is 5:00 P.M., New York City time, on Friday, June 19, 1998. The Preferred Offer is not conditioned upon the tender of any minimum number of shares of the Series A Preferred Stock. The Purchaser will not accept shares of Series A Preferred Stock ("Preferred Shares") for purchase pursuant to the Preferred Offer until after the record date for the quarterly dividend of $1.785 per Preferred Share payable on the Preferred Shares on June 30, 1998. Accordingly, holders of Preferred Shares who are record holders on the record date for the June 30, 1998 dividend payable on the Preferred Shares will be entitled to receive such dividend on the regular payment date therefor regardless of when or whether they tender their Preferred Shares pursuant to the Preferred Offer. If for any reason the Purchaser extends the Preferred Offer until after June 30, 1998 and thereafter accepts tendered Preferred Shares for purchase pursuant to the Preferred Offer, the price to be paid for Preferred Shares pursuant to the Preferred Offer will not be adjusted for any accrued and unpaid dividends after June 30, 1998. In no event will interest be paid on the purchase price for Preferred Shares accepted for payment pursuant to the Preferred Offer regardless of the time of such acceptance or the time of payment therefor.

Item  10. Additional Information.

(c) On May 14, 1998, ARCO and the Purchaser made the filings applicable to the Merger and the Offer under the EC Regulations. The waiting period under the EC Regulations applicable to the Offer will expire at 12:00 midnight, Brussels time, on Thursday, June 18, 1998, unless extended or shortened in accordance with the EC Regulations. The Purchaser does not expect that the EC Condition will be satisfied until after the initial Expiration Date for the Offer. Accordingly, the Purchaser expects that it will be necessary for the Purchaser to extend the Expiration Date until the EC Condition is satisfied unless the Purchaser elects to waive the EC Condition in whole or in part, which it does not currently intend to do.

(f) On May 15, 1998, ARCO issued a press release relating to recent developments in Indonesia, a copy of which is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.



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Item 11.  Material to be Filed as Exhibits.

          (a)(11)      Press Release, dated May 15, 1998.


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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 18, 1998


                                   VWK ACQUISITION CORP.

                                   By:       /s/ Terry G. Dallas
                                            -----------------------
                                            Name: Terry G. Dallas
                                            Title: President


                                   ATLANTIC RICHFIELD COMPANY

                                   By:       /s/ Terry G. Dallas
                                            ----------------------
                                            Name: Terry G. Dallas
                                            Title: Senior Vice President
                                                     and Treasurer



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                               EXHIBIT INDEX


Exhibit                                                                Page
Number                          Exhibit Name                          Number
-------                         ------------                          ------

(a)(11)               Text of Press Release, dated May 15, 1998         6